Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606
Telephone (312) 984-3100
Facsimile (312) 984-3150
January 7, 2009
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	William C. Friar Jonathan E. Gottlieb

Re:	QCR Holdings, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
(File No. 000-22208)
Filed on December 15, 2008
Gentlemen:
     On behalf of QCR Holdings, Inc. (the “Company”), we hereby submit the following responses to the accounting-related comments (the “Telephone Comments”) received via telephone from Jonathan E. Gottlieb of the Securities and Exchange Commission (the “Commission”) on December 22, 2008, with respect to the above-referenced filing. For your convenience, enclosed is a copy of the Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy”) that is being filed with the Commission today, which has been marked against the above-referenced filing to show changes made since the previous filing.
     Please note the numbered items below summarize the Telephone Comments (set forth in bold italics below). Page references in our responses correspond to the pages in the Definitive Proxy.
     1. Discuss the transaction on a consolidated basis, not bifurcating between the holding company and the bank. And, talk about the investments being in fed funds, not in a checking account.
     The Company revised the disclosure in the paragraph under “Use and Effect of TARP Capital Purchase Program Proceeds” on page 9 of the Definitive Proxy and in the “Pro Forma Financial Information” section beginning on page 10 of the Definitive Proxy, in response to this comment.
     2. Disclose the current fed funds rate used to calculate the pro forma information, not the historical rate.
     After further internal discussion, for the purposes of its pro forma calculations, the Company decided to assume the initial investment of the proceeds from the TARP Capital Purchase Program

Barack Ferrazzano Kirschbaum & Nagelberg llp
U.S. Securities and Exchange Commission
January 7, 2009

in AAA-rated five-year U.S. government agency bonds. Accordingly, the Company revised the disclosure in the “Pro Forma Financial Information” section beginning on page 10 of the Definitive Proxy.
     3. Provide pro forma information at the lower end of the scale, in other words the minimum investment level that the Treasury may decide to grant you.
     The Company added information regarding the minimum investment level of Treasury in the “Pro Forma Financial Information” section beginning on page 10 of the Definitive Proxy in response to this comment.
* * *
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company believes the foregoing provides a complete response to the Telephone Comments.

Very truly yours,

/s/ Joseph T. Ceithaml

Joseph T. Ceithaml
Enclosure

cc:	Mr. Doulgas M. Hultquist
Mr. John R. Oakes
Mr. Robert M. Fleetwood, Esq.